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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                             ---------------------

                                SCHEDULE 14D-9
                     Solicitation/Recommendation Statement
                      Pursuant to Section 14(d)(4) of the
                        Securities Exchange Act of 1934


                            CEDAR INCOME FUND, LTD.
                           (Name of Subject Company)


                            CEDAR INCOME FUND, LTD.
                       (Name of Person Filing Statement)


                    Common Stock, par value $1.00 per share
                        (Title of Class of Securities)

                             ---------------------

                                   15043810
                     (CUSIP Number of Class of Securities)

                             ---------------------

                                MAUREEN DEWALD
                         Vice President and Secretary
                            CEDAR INCOME FUND, LTD.
                            4333 Edgewood Road N.E.
                           Cedar Rapids, Iowa 52499
                                (319) 398-8895
 (Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

                             ---------------------

                                   Copy to:
                               Jonathan A. Koff
                              CHAPMAN AND CUTLER
                                111 West Monroe
                            Chicago, Illinois 60603
                                (312) 845-3000

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ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Cedar Income Fund, Ltd., an Iowa corporation (the "Company"), and the address of the principal executive office of the Company is 4333 Edgewood Road N.E., Cedar Rapids, Iowa 52499. The title of the class of equity securities to which this statement relates is the common stock, par value $1.00 per share, of the Company (the "Shares").

ITEM 2. TENDER OFFER OF PURCHASER.

     This statement relates to a cash tender offer by Cedar Bay Company, a New York general partnership ("Purchaser"), to purchase all outstanding Shares at not less than $7.00 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 12, 1998 (the "Offer to Purchase") and related Letter of Transmittal (which, together with any amendments thereto, collectively constitute the "Offer"). The Offer is disclosed in a Tender Offer Statement on Schedule 14D-1 dated January 12, 1998 (the "Schedule 14D-1").

     The Offer is being made by the Purchaser pursuant to a Memorandum of Understanding, dated as of December 5, 1997, between the Company and SKR Management Corp. ("SKR"), a New York corporation (the "Memorandum of Understanding"). SKR has assigned its rights under the Memorandum of Understanding to the Purchaser, an affiliate of SKR. Pursuant to the Memorandum of Understanding, the Purchaser has deposited $750,000 in cash as an earnest money deposit (the "Earnest Money Deposit") in connection with the Offer as further described below. Certain terms and conditions of the Memorandum of Understanding are described below in Item 3. A copy of the Memorandum of Understanding is filed as Exhibit 1 and is incorporated herein by reference.

     The Earnest Money Deposit is being held by American Title Company (the "Escrow Agent") pursuant to an Escrow Agreement, dated as of December 5, 1997, among the Company, SKR, and the Escrow Agent (the "Escrow Agreement"). Certain terms and conditions of the Escrow Agreement are described below in Item 3. A copy of the Escrow Agreement is filed as Exhibit 8 and is incorporated herein by reference.

     Certain stockholders of the Company have entered into a Tender Agreement, dated as of December 5, 1997 (the "Tender Agreement"), with SKR pursuant to which such stockholders have agreed to tender and sell their Shares pursuant to the Offer. The Tender Agreement covers approximately 26.0% of the Shares issued and outstanding as of December 5, 1997. Certain terms and conditions of the Tender Agreement are described below in Item 3. The Tender Agreement is filed as Exhibit 7 and is incorporated herein by reference.

     The Schedule 14D-1 indicates that the principal executive offices of the Purchaser are located at 44 South Bayles Avenue, Port Washington, New York 11050.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

     (b) (1) Certain contracts, agreements, arrangements and understandings between the Company, certain of its directors and executive officers, and certain of its affiliates are described in the Company's Information Statement dated January 12, 1998. The Information Statement is attached hereto as
Schedule I. In addition, certain contracts, agreements, arrangements and understandings relating to the Company and/or the Company's directors and executive officers are described below under "The Memorandum of Understanding."

     Director Liability and Indemnification. Under the Iowa Business Corporation Act ("IBCA"), a corporation may adopt a provision in its articles of incorporation that eliminates or limits the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided, however, that such provision may not eliminate or limit director monetary liability for (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of laws; (iii) the payment of unlawful dividends or unlawful stock repurchases or redemptions; or (iv) transactions in which the director received an improper personal benefit. The

Company's Restated Articles of Incorporation (the "Articles") include such a provision. The Articles also provide that no director or officer of the Company shall be liable to the Company or to any other person for any act or omission except for his own willful misfeasance, gross negligence or reckless disregard of duty or his not having acted in good faith in the reasonable belief that his action was in the best interests of the Company.

     Under the IBCA, a corporation has the power to indemnify any director or officer against expenses, judgments, fines, and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the person acted in good faith and in a manner that the person reasonably believed to be in the best interests of the corporation or not opposed to the best interests of the corporation, and, in the case of a criminal proceeding, had no reason to believe the conduct of the person was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any officer or director against expenses incurred in defending or settling the action if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation; provided, however, that no indemnification may be made when a person is adjudged liable to the corporation, unless a court determines such person is entitled to indemnity for expenses, and then such indemnification may be made only to the extent such court shall determine. The IBCA requires that to the extent an officer or director of a corporation is successful on the merits or otherwise in defense of any third-party or derivative proceeding, or in defense of any claim, issue, or matter therein, the corporation must indemnify the officer or director against expenses incurred in connection therewith.

     The Company's Articles provide that the Company will, to the fullest extent permitted by the IBCA, indemnify all persons whom it has the power to indemnify against all of the costs, expenses, and liabilities incurred by them by reason of having been officers or directors of the Company or any other corporation for which such persons acted as officer or director at the request of the Company.

     The Memorandum of Understanding provides that the provisions with respect to liability and indemnification of directors and officers contained in the Articles shall not be amended, repealed or otherwise modified for a period of 60 months after the consummation of the Offer in any manner which would reasonably be expected to adversely affect the rights thereunder of individuals who at any time prior to such consummation were directors or officers of the Company in respect of actions or omissions occurring at or prior to such consummation, unless such modification is required by law. See "The Memorandum of Understanding -- Director and Officer Liability."

     In addition, the Company has entered into Indemnity Agreements with each of the Company's directors. The Indemnity Agreements provide for indemnification of the directors by the Company against all of the costs, expenses, and liabilities incurred by them by reason of having been officers or directors of the Company or any other corporation or entity for which such persons acted as officer or director at the request of the Company and provide for certain procedural requirements with respect to the advancement of expenses, application for indemnification and certain other matters.

     (2) Agreements with the Purchaser or its Affiliates.

THE MEMORANDUM OF UNDERSTANDING

     The following is a summary of the Memorandum of Understanding. Such summary is qualified in its entirety by reference to the text of the Memorandum of Understanding, a copy of which is filed as Exhibit 1 hereto and is incorporated herein by reference. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Memorandum of Understanding.

     Earnest Money Deposit. Pursuant to the Memorandum of Understanding, the Purchaser has deposited the Earnest Money Deposit with the Escrow Agent. The Company is entitled to retain the Earnest Money Deposit for its own benefit, except under the following circumstances (each, a "Repayment Event"):

       (i) the Purchaser notified the Company within fifteen days after the execution of the Memorandum of Understanding (a period which has expired) that, based upon an inspection of the properties owned by the Company, the Purchaser estimated in good faith that there existed environmental problems with respect to

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

   one or more of the properties respecting which the owner or operator of said properties could reasonably be expected to incur liability of at least $100,000 in the aggregate in connection with the remediation of such problems and/or the payment of fines, penalties or damages to third parties (no such notice was provided to the Company); or

       (ii) the Company enters into a contract with a third party for the sale or other disposition of all or substantially all of the assets of the Company or the merger or consolidation of the Company into another entity, or any reclassification or restructuring involving or affecting the Shares prior to or during the pendency of the Offer; or

       (iii) the Purchaser fails to accept for payment by February 12, 1998 (subject to extension, as explained below) all Shares tendered pursuant to the Offer solely as a result of a failure of the Offer Conditions (as defined below), provided that the Purchaser has commenced the Offer by February 3, 1998, in full compliance with all applicable Federal and state laws, and subject only to the Offer Conditions; or

       (iv) the Administrative and Advisory Agreement between the Company and AEGON USA Realty Advisors, Inc., and the Management Agreement between the Company and AEGON USA Realty Management, Inc. shall not have been terminated effective upon consummation of the Offer; or

       (v) a breach by the Company of its covenants contained in the Memorandum of Understanding; or

       (vi) the Board of Directors of the Company does not recommend to the shareholders of the Company that they tender their shares pursuant to the Offer or withdraws such a recommendation; or

       (vii) the payment for all outstanding Shares tendered pursuant to the Offer, provided such payment occurs prior to February 12, 1998 (subject to extension, as explained below).

     For purposes of the Memorandum of Understanding, "Offer Conditions" means:
(i) at least a majority of the outstanding Shares have been validly tendered and not withdrawn prior to the expiration of the Offer, (ii) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 has expired or terminated, (iii) any applicable governmental approval or consent has been received, and (iv) the absence of any order or any action or proceeding, by or before any court or governmental, administrative or regulatory authority or agency which does or would reasonably be expected to unreasonably delay or burden, restrain or prohibit the consummation of the Offer or seek to obtain material damages in connection therewith.

     The Company will instruct the Escrow Agent to repay the Earnest Money Deposit to SKR within five business days after the occurrence of a Repayment Event.

     Pursuant to the Memorandum of Understanding, the Purchaser's right to a return of the Earnest Money Deposit pursuant to a Repayment Event will terminate upon the earliest to occur of (a) January 15, 1998, if the Purchaser has not commenced the Offer by such date, and (b) February 12, 1998, (subject to extension, as explained below).

     The Offer. The Purchaser has agreed not to, without the prior written consent of the Company, (i) decrease the price per Share or change the form of consideration payable in the Offer, (ii) decrease the number of Shares sought in the Offer, or (iii) change the Offer Conditions or impose additional conditions to the Offer. Assuming the prior satisfaction or waiver of the conditions to the Offer, the Purchaser has agreed to accept for payment and purchase, as soon as permitted under the terms of the Offer, all Shares properly and validly tendered and not withdrawn prior to the expiration of the Offer.

     Conduct of Business. The Company has agreed that until the earliest to occur of (a) the date of acceptance for payment by the Purchaser of any Shares tendered in the Offer, (b) termination of the Offer, or (c) February 12, 1998 (subject to extension, as explained below), it will conduct its business and hold its assets consistent with past practice and, without the prior written consent of the Purchaser, will not (i) enter into any material agreements, except for indemnity agreements with the officers and directors of the Company, the purchase of officers and directors liability insurance coverage for 3 years with an aggregate premium not to exceed $60,000, and the incurrence of reasonable expenses related to the transactions contemplated by the Memorandum of Understanding, (ii) make any material changes in its business or assets,
(iii) amend or modify its articles of incorporation or bylaws, (iv) declare or pay any cash or stock dividends or distributions to shareholders except

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regular quarterly dividends in an amount not to exceed $.10 per share per quarter or such greater amount as the Company deems necessary to maintain its status as a "real estate investment trust," (v) issue any equity securities of the Company or any securities convertible or exercisable into such equity securities, or (vi) incur any indebtedness (other than in connection with build outs associated with leasing activities and accounts payable incurred in the ordinary course of business consistent with past practice) other than in the ordinary course of business consistent with past practice but not in an amount to exceed $25,000 for any individual incurrence or $100,000 in the aggregate. Additionally, in the event of the sale of Corporate Center East Phase I pursuant to an option currently outstanding, the Company agrees to segregate and retain the proceeds from such sale until the earliest to occur of (a), (b) or (c) above, provided that the Offer is commenced by January 15, 1998.

     Fiduciary Limitations. The Memorandum of Understanding provides that, except as set forth below, the Company agrees that it will (a) not, and that it will not authorize or permit any of its officers, directors, employees, agents and representatives to initiate, solicit or encourage (including by way of furnishing information or assistance), or take any other action to facilitate, any inquiries concerning, or the making or implementation of, any proposal relating to, or that may reasonably be expected to lead to any Competing Transaction (as defined below), or engage in any negotiations concerning, agree to or endorse, provide any confidential information or data to any person relating to a Competing Transaction; and (b) notify the Purchaser promptly if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, the Company, or any of its officers, directors, employees, agents or representatives. Notwithstanding the foregoing, the Company is not prohibited from:

       (i) furnishing information to, or entering into discussions, negotiations or a transaction with, any person or entity that makes an unsolicited contact in connection with a bona fide Competing Transaction, if, and only to the extent that:

          (a) the Board of Directors of the Company determines in good faith that such action is required for the Board of Directors to comply with its fiduciary duties to shareholders imposed by law;

          (b) prior to the Company furnishing any confidential information to such other person, such other person executes a confidentiality agreement with the Company in customary form;

          (c) prior to furnishing such information to, or entering into discussions or negotiations with, such person or entity, the Company provides written notice to the Purchaser; and

          (d) the Company keeps the Purchaser reasonably informed of the status of any such discussions or negotiations;

       (ii) terminating and concluding any discussions regarding proposals with respect to a Competing Transaction received by the Company prior to the execution of the Memorandum of Understanding; or

       (iii) taking or disclosing to the shareholders of the Company a position with respect to any such Competing Transaction, or the Offer that, in the judgment of the Board of Directors, as determined in good faith, is required for the Board of Directors to comply with its fiduciary duties to shareholders imposed by law, and, to the extent applicable, complying with Rule 14e-2 promulgated under the Securities Exchange Act of 1934 with regard to a Competing Transaction.

     "Competing Transaction" means any of the following transactions (other than the Offer) involving the Company: (i) any merger, consolidation or similar transaction; (ii) any sale, lease or other disposition of thirty-five percent (35%) or more of the assets of the Company; (iii) any tender offer or exchange offer for thirty-five percent (35%) or more of the common stock of the Company;
(iv) any person acquiring beneficial ownership of, or any group being formed which beneficially owns or has the right to acquire beneficial ownership of, thirty-five percent (35%) or more of the common stock of the Company; or (v) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

     Recommendation of the Company's Board of Directors. The Memorandum of Understanding provides that, subject to the Board of Directors' fiduciary obligations, the Board of Directors agrees to recommend to its shareholders that they tender their Shares in the Offer.

                                        4
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     Resignation of Directors and Officers and Others. The Memorandum of
Understanding provides that the Company shall cause its current officers and directors to resign effective upon consummation of the Offer. Additionally, the Company has agreed to cause the termination of the Administrative and Advisory Agreement between the Company and AEGON USA Realty Advisors, Inc., and the Management Agreement between the Company and AEGON USA Realty Management, Inc. effective upon consummation of the Offer.

     Option for Extension of Certain Dates. The Purchaser has the option to extend the February 12, 1998, date contained in certain provisions of the Memorandum of Understanding until March 16, 1998, by giving notice of its election to the Company prior to 5:00 p.m. Central Time on February 12, 1998, provided that either (i) the Purchaser delivers $250,000 to be held as an increase in the Earnest Money Deposit, or (ii) the Offer is required to be held open beyond February 12, 1998, as a result of an increase by the Purchaser in the per share cash consideration to be paid in the Offer.

     Director and Officer Liability. The Memorandum of Understanding provides that the provisions with respect to liability and indemnification of directors and officers contained in the Company's Articles shall not be amended, repealed or otherwise modified for a period of 60 months after the consummation of the Offer in any manner which would reasonably be expected to adversely affect the rights thereunder of individuals who at any time prior to such consummation were directors or officers of the Company in respect of actions or omissions occurring at or prior to such consummation, unless such modification is required by law. Each director and officer is a third party beneficiary who could bring suit to enforce this provision.

     Break-up Fee. The Company has agreed that in the event that the Company enters into an agreement in respect of a Competing Transaction prior to or during the pendency of the Offer or the Company's Board of Directors does not recommend to the shareholders of the Company that they tender their Shares pursuant to the Offer or withdraws such a recommendation, then the Company shall be obligated to pay to the Purchaser a cash fee of $100,000. Upon payment of such amount, the Company will have no further liability or obligation whatsoever to the Purchaser. No payment will be made to the Purchaser if the Purchaser determines not to pursue the Offer, or the Purchaser fails to pay for all Shares validly tendered in the Offer (in either case, for any reason other than as set forth in the first sentence of this paragraph), or any regulatory approval required for the consummation of the Offer is not obtained.

     Amendment. Subject to applicable law, any provision of the Memorandum of Understanding may be amended if, and only if, such amendment is in writing and signed by both parties.

OTHER AGREEMENTS

Tender Agreement

     Concurrently with the execution of the Memorandum of Understanding, SKR entered into the Tender Agreement with PFL Life Insurance Company, Bankers United Life Assurance Company, Life Investors Insurance Company of America, AEGON USA Realty Advisors, Inc., and First AUSA Life Insurance Company, which are stockholders of the Company and subsidiaries of AEGON USA, Inc. (the "Selling Stockholders"). AEGON USA Realty Advisors, Inc., serves as advisor to the Company. AEGON USA Realty Management, Inc., also a subsidiary of AEGON USA, Inc., provides property management services to the Company. The following is a summary of the Tender Agreement. Such summary is qualified in its entirety by reference to the text of the Tender Agreement, a copy of which is filed as
Exhibit 7 hereto and is incorporated herein by reference. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Tender Agreement.

     Pursuant to the Tender Agreement, each Selling Stockholder has agreed to tender and sell all Shares owned by it to the Purchaser pursuant to and in accordance with the terms of the Offer. As of December 5, 1997, the Selling Stockholders owned an aggregate of 584,567 Shares representing approximately 26.0% of the issued and outstanding Shares. During the term of the Tender Agreement, each Selling Stockholder agrees not to sell, assign, transfer, pledge or dispose of any of such stockholder's Shares, except pursuant to the Offer.

     The Tender Agreement will terminate upon the earliest to occur of (i) the consummation of the Offer, (ii) the termination or abandonment of the Offer by the Purchaser, (iii) the execution by the Company of an agreement in respect of a Competing Transaction (as such term is defined in the Memorandum of Understanding), (iv) the date on which the Board of Directors of the Company ceases to recommend to the shareholders of the

                                        5
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Company that they tender their Shares to the Purchaser pursuant to the Offer,
(v) termination of the Memorandum of Understanding, or (vi) February 12, 1998 (unless the Purchaser receives an extension of such date pursuant to the Memorandum of Understanding, in which case such date will be March 16, 1998); provided, however, that, upon the occurrence of a Triggering Event (as defined below), the Purchase Option (as defined below) will remain in effect for so long as is necessary to operate in accordance with its terms.

     Upon receipt of notice from any Selling Stockholder of a "Triggering Event" (as defined below), the Purchaser will have the right and option, without the obligation (the "Purchase Option") to purchase the Shares owned by the Selling Stockholders. The Purchase Option may only be exercised as to all of the Shares covered by the Tender Agreement. "Triggering Event" means the occurrence of the following: (i) the proposal by any person or group of persons of a Competing Transaction in which the consideration to be received by holders of the Shares is in excess of $7.00 per share in cash and which is applicable to each Share outstanding, and (ii) the withdrawal by the Board of Directors of the Company of its recommendation to the shareholders of the Company that they tender their Shares in the Offer.

     Each Selling Stockholder has agreed to provide written notice of a Triggering Event to the Purchaser not later than the next business day after its having knowledge of the occurrence thereof.

     The purchase price payable by the Purchaser upon exercise of the Purchase Option will be equal to the price per share payable in the Competing Transaction giving rise to the Triggering Event; provided, however, in the event the price per share paid by the Purchaser in the Offer or in such Competing Transaction is increased (i) after the Purchaser has given notice of its intent to exercise the Purchase Option, then the Purchaser shall pay to the Selling Stockholders in cash an additional amount per share for the Shares to be purchased pursuant to the Purchase Option equal to the difference between
(x) the highest price per share paid or to be paid by the Purchaser in the Offer or in such Competing Transaction, as applicable, and (y) the per share purchase price previously anticipated to be paid by the Purchaser to the Selling Stockholders, or (ii) after the Purchaser has purchased the Shares pursuant to the Purchase Option, then the Purchaser shall promptly pay to the Selling Stockholders in cash an additional amount per share for the Shares so purchased equal to the difference between (x) the highest price per share paid by the Purchaser in the Offer or in any Competing Transaction, as applicable, and (y) the per share purchase price previously paid by the Purchaser to the Selling Stockholders.

     Notwithstanding the foregoing, if the Shares are purchased by the Purchaser pursuant to the Purchase Option, and subsequent thereto either (i) the Offer is not consummated (other than as a result of a failure of the Offer because at least a majority of the outstanding Shares were not tendered), or
(ii) a Competing Transaction giving rise to a Triggering Event is not consummated, then the Selling Stockholders will have the right to repurchase the Shares from the Purchaser at the same price paid by the Purchaser therefor.

Confidentiality Agreement

     The Company and SKR entered into a Confidentiality Agreement (the "Confidentiality Agreement") dated July 8, 1997, pursuant to which SKR agreed to treat all information supplied by the Company or AEGON USA Realty Management, Inc., as confidential and to use such information solely in connection with its analysis of a prospective purchase or merger. The foregoing is a summary of the Confidentiality Agreement. Such summary is qualified in its entirety by reference to the text of the Confidentiality Agreement, a copy of which is filed as Exhibit 3 hereto, and is incorporated herein by reference.

Escrow Agreement

     Concurrently with the execution of the Memorandum of Understanding, the Company entered into the Escrow Agreement with SKR and American Title Company (the "Escrow Agent"). The following is a summary of the Escrow Agreement. Such summary is qualified in its entirety by reference to the text of the Escrow Agreement, a copy of which is filed as Exhibit 8 hereto and is incorporated herein by reference. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Escrow Agreement.

     Pursuant to the Escrow Agreement, the Escrow Agent will hold the Earnest Money Deposit provided for in the Memorandum of Understanding. The Escrow Agreement directs how the Earnest Money Deposit will be

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

invested while in the custody of the Escrow Agent. The Escrow Agent will have no responsibility for the loss of principal or interest as a result of the investment of any funds held pursuant to the Escrow Agreement, provided that such funds are invested in accordance with the instructions set forth in the Escrow Agreement.

     The Earnest Money Deposit (and any interest earned thereon) will be distributed by the Escrow Agent (a) to SKR promptly upon receipt of written notice from the Company that a Repayment Event has occurred; or (b) to the Company promptly upon receipt of written notice from the Company that it is entitled to such distribution pursuant to the Memorandum of Understanding. In the event conflicting demands are made upon the Escrow Agent, the Escrow Agent may, in its sole discretion, withhold distribution until such time as such conflicting demands shall have been withdrawn or the rights of the respective parties shall have been settled by court adjudication or otherwise.

     The Escrow Agent will receive compensation for its services and reimbursement for all of its expenses incurred in the performance of its duties, which compensation and reimbursement will be paid by the Company and SKR in equal shares.

     The Company and SKR have agreed to indemnify the Escrow Agent for, and to hold it harmless against, any loss, liability or expense incurred without willful misconduct, gross negligence or bad faith on the part of the Escrow Agent, arising out of or in connection with entering into the Escrow Agreement and carrying out its duties thereunder, including the reasonable costs and expenses of defending itself against any such claim of liability.

Real Estate Sale and Purchase Contract

     The Company owns a 50% undivided interest in Germantown Square Shopping Center, located in Louisville, Kentucky. The owner of the remaining 50% undivided interest is Life Investors Insurance Company of America ("Life Investors"), a Selling Stockholder. It is expected that SKR will enter into, or will cause the Company to enter into, a contract of sale pursuant to which the Company will purchase Life Investors' interest for approximately $3.25 million as soon as practicable after the consummation of the Offer, and based upon the condition that the Offer is consummated.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (a)  Recommendation of the Board of Directors.

     The Board of Directors has approved the Memorandum of Understanding and the transactions contemplated thereby and recommends that the stockholders of the Company tender their Shares pursuant to the Offer.

     (b) Background; Reasons for the Recommendation.

     Set forth below is a description of the background of the Offer, including a brief description of the material contacts between the parties regarding the transactions described herein.

     The Company completed its initial public offering of Shares in 1986. At that time, it was contemplated that the Company would be a finite life investment vehicle and would be liquidated approximately 10 years after completion of the initial public offering. At a meeting of the Board of Directors in July 1996, the Board discussed this issue and noted that it had been 10 years since the offering was completed. In its report to stockholders for the third quarter of 1996, the Company indicated that it was beginning to explore various alternatives to remaining an independent entity. Thereafter, the Company received inquiries from several parties regarding a possible transaction and held discussions with certain of those parties. In connection with such activities, the Company retained Cushman & Wakefield of Georgia, Inc. (together with its affiliates, "C&W") to prepare or cause its affiliates to prepare appraisals of the real estate assets of the Company. By August 14, 1997, C&W delivered the appraisals. On September 22, 1997, the Board of Directors discussed the appraisals at a meeting. On October 2, 1997, the Board of Directors had a conference call with representatives of C&W to discuss the appraisals and the methodology used in their preparation.

     On April 27, 1997, Mr. Leo S. Ullman, President of SKR, and Mr. Patrick E. Falconio, Chairman of the Board of the Company, discussed a possible transaction between SKR and the Company. On May 15, 1997, Mr. Ullman, on behalf of SKR, transmitted a written proposal to the Company to purchase all of the outstanding

Shares for $5.00 per Share. On July 8, 1997, SKR and the Company signed a confidentiality agreement regarding certain information being provided by the Company to SKR. On July 11, 1997, SKR issued a written proposal to the Company increasing the proposed price to $7.00 per Share. On August 28, 1997, SKR requested certain additional financial information from the Company. From September 2, 1997, through September 5, 1997, representatives of SKR visited the various properties owned by the Company and met with representatives of the Company for valuation and due diligence purposes. On September 22, 1997, Mr. Roland Palm, a consultant to SKR, attended a meeting of the Board of Directors of the Company to discuss SKR's July 11, 1997, proposal and to present to the Company's Board of Directors an overview of SKR's operations.

     On September 24, 1997, the Company provided to SKR for review an initial draft of the Memorandum of Understanding. Shortly thereafter, the Company provided to SKR an initial draft of the Tender Agreement and the Escrow Agreement. On October 24, 1997, the Board of Directors met to discuss the status of negotiations.

     Negotiations among the Company, SKR, the Selling Stockholders and their respective representatives continued through December 5, 1997, with respect to various matters. On December 5, 1997, the parties reached agreement on the final terms of the Memorandum of Understanding and the related transactions contemplated thereby.

     The Board of Directors of the Company held a meeting on December 5, 1997, to discuss the proposed Offer, the Memorandum of Understanding, and the related transactions contemplated thereby. After reviewing the transaction with the Company's advisors and hearing the presentation of Raymond James & Associates, Inc. ("Raymond James"), the Board of Directors discussed the proposed Offer and all transactions contemplated thereby. The directors present at the meeting unanimously approved the Memorandum of Understanding and the transactions contemplated thereby, recommended that the stockholders of the Company tender their Shares pursuant to the Offer, and executed and delivered the Memorandum of Understanding and the Escrow Agent late in the afternoon on December 5, 1997. Subsequent to the meeting, the one director not present at the meeting concurred with such decision. The Selling Stockholders executed the Tender Agreement late in the afternoon on December 5, 1997.

     A copy of the press release of the Company announcing the execution of the Memorandum of Understanding is filed as Exhibit 4 and is incorporated herein by reference. A copy of a letter to stockholders of the Company, which accompanies this Schedule 14D-9, is filed as Exhibit 5 and is incorporated herein by reference.

     In reaching its conclusion and recommendation described above, the Board of Directors considered a number of factors, including the following:

     (1) The financial condition and results of operations of the Company;

     (2) The projected financial condition, results of operations, prospects and strategic objectives of the Company;

     (3) The relationship of the offer price to the historical trading prices of the Shares;

     (4) Efforts to identify and have discussions with other parties as to possible transactions;

     (5) The terms and conditions of the Memorandum of Understanding and the course of the negotiations resulting in the execution thereof. Among other things, the Board of Directors considered the terms of the Memorandum of Understanding that permit the Board of Directors, in the exercise of its fiduciary duties, to furnish information to or enter into discussions or negotiations with any third party that requests such information or initiates such discussions or negotiations in connection with any proposal or offer for a tender or exchange offer, a merger, consolidation or other business combination involving the Company or any proposal to acquire in any manner a substantial equity interest in, or a substantial portion of the assets of, the Company (although the Company is not permitted by the Memorandum of Understanding to initiate, solicit or encourage any such third party proposal or offer or initiate discussions or negotiations regarding the same), and under certain circumstances to terminate the Memorandum of Understanding;

     (6) The likelihood that the proposed transaction would be consummated;

     (7) The C&W appraisals.

     (8) A presentation to the Board of Directors by Raymond James and the opinion of Raymond James to the effect that, as of the date of its opinion and based upon and subject to certain matters stated therein, the cash consideration to be paid for the Shares in the Offer was fair, from a financial point of view, to the holders of Shares. The foregoing is a summary of the Raymond James' written opinion. Such summary is qualified in its entirety by reference to the full text of Raymond James' written opinion, which sets forth the assumptions made, matters considered, and limitations on the review undertaken by Raymond James, is attached hereto as Exhibit 6 and is incorporated herein by reference. Holders of Shares are urged to read the opinion of Raymond James carefully in its entirety. Raymond James' opinion is directed only to the fairness, from a financial point of view, of the cash consideration to be received in the Offer by holders of the Shares and is not intended to constitute, and does not constitute, a recommendation as to whether any stockholder should tender Shares pursuant to the Offer; and

     (9) The structure of the transaction, including the fact that the Offer will permit all stockholders to receive cash for their Shares.

     The Board of Directors did not assign relative weights to the factors or determine that any factor was of particular importance. Rather, the Board of Directors viewed their position and recommendations as being based on the totality of the information presented to and considered by them.

ITEM 5. PERSONS RETAINED, EMPLOYED, OR TO BE COMPENSATED.

     Raymond James has been retained by the Company to provide an opinion regarding the fairness, from a financial point of view, of the Offer price to the holders of Shares. Pursuant to an engagement letter with Raymond James, the Company (i) has paid a fee of $60,000, (ii) will pay a fee in the amount of $25,000 if the Company requests an update of the written fairness opinion,
(iii) will pay a fee of $300 per hour for services related to providing advice, support and assistance in connection with any claim or litigation arising out of the engagement letter, and (iv) will reimburse certain reasonable expenses of Raymond James. The Company has also agreed to indemnify Raymond James and certain related parties against certain liabilities, including liabilities under the Federal securities laws.

     C&W was retained by the Company to prepare appraisals of the Company's real estate assets. Pursuant to an engagement letter with C&W, the Company has paid a fee of $28,000. The Company has also agreed to indemnify C&W and certain related parties against certain liabilities including liabilities under the Federal securities laws.

     Neither the Company nor any person acting on its behalf currently intends to employ, retain, or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) Except as set forth in Item 3(b), no transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director or affiliate of the Company.

     (b) Except as otherwise set forth herein with respect to the Tender Agreement, the Company is unaware of the plans of its executive officers, directors, and affiliates with respect to whether such persons currently intend to tender, pursuant to the Offer, all Shares over which such person exercises complete discretionary power.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY SUBJECT COMPANY.

     (a) Except as set forth above or in Items 3(b) and 4(b), the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization; (ii) a purchase, sale, or transfer of a material amount of assets by the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described above or in Items 3(b) or 4, there are no transactions, Board of Directors' resolutions, agreements in principle, or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     The Information Statement attached as Schedule I hereto is being furnished in connection with the designation by the Purchaser, pursuant to the Memorandum of Understanding, of certain persons to be appointed to the Board of Directors of the Company other than at a meeting of the Company's stockholders.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.

Exhibit 1    Memorandum of Understanding, dated as of December 5, 1997, by and between Cedar
             Income Fund, Ltd. and SKR Management Corp. (incorporated by reference to Exhibit No.
             2.1 of the Company's Current Report on Form 8-K filed on December 8, 1997, File No.
             0-14510).

Exhibit 2    The Company's Information Statement pursuant to Section 14(f) of the Securities Exchange
             Act of 1934, as amended and Rule 14f-1 thereunder (Schedule I to the Company's Schedule
             14D-9).*

Exhibit 3    Confidentiality Agreement dated July 8, 1997, by and between Cedar Income Fund, Ltd. and
             SKR Management Corp.

Exhibit 4    Press Release issued by Cedar Income Fund, Ltd. on December 5, 1997 (incorporated by reference to Exhibit No. 99 of the Company's Current Report on Form 8-K filed on Decem-
             ber 8, 1997, File No. 0-14510).

Exhibit 5    Form of Letter to Stockholders dated January 12, 1998.*

Exhibit 6    Opinion of Raymond James & Associates, Inc. dated December 5, 1997.*

Exhibit 7    Tender Agreement, dated as of December 5, 1997, by and among SKR Management Corp.
             and certain stockholders listed therein of Cedar Income Fund, Ltd. (incorporated by refer-
             ence to Exhibit No. 2.3 of the Company's Current Report on Form 8-K filed on December
             8, 1997, File No. 0-14510).

Exhibit 8    Escrow Agreement dated as of December 5, 1997, by and among Cedar Income Fund, Ltd.,
             SKR Management Corp. and American Title Company (incorporated by reference to Exhibit
             No. 2.2 of the Company's Current Report on Form 8-K filed on December 8, 1997, File No.
             0-14510).

------------
*Included in copies mailed to stockholders.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                        CEDAR INCOME FUND, LTD.


                                          /s/ ALAN F. FLETCHER
                                     By:-------------------------------------
                                          Alan F. Fletcher
                                          Vice President and Treasurer


Dated: January 12, 1998

SCHEDULE I

                             CEDAR INCOME FUND, LTD.
                             4333 Edgewood Road N.E.
                          Cedar Rapids, Iowa 52499-5441
                                 (319) 398-8895

                        INFORMATION STATEMENT PURSUANT TO
                                SECTION 14(f) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER

     This Information Statement is being mailed on or about January 12, 1998 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Cedar Income Fund, Ltd., an Iowa corporation (the "Company"), to holders of record of shares of Common Stock, par value $1.00 per share, of the Company (the "Shares") at the close of business on or about January 12, 1998. You are receiving this Information Statement in connection with the possible election or appointment of persons designated by Cedar Bay Company (the "Purchaser") to a majority of the seats on the Board of Directors of the Company.

     On December 5, 1997, the Company and SKR Management Corp., an affiliate of the Purchaser, entered into a Memorandum of Understanding (the "Memorandum of Understanding") which provides, among other things, for a cash tender offer by the Purchaser to purchase all outstanding Shares at $7.00 net to seller in cash per share (the "Offer"). As of December 5, 1997, the Company had outstanding 2,245,411 Shares, which is the only voting security of the Company.

     The Memorandum of Understanding provides that the Company's current officers and directors will resign effective upon consummation of the Offer. It is anticipated that new officers and directors will be designated by the Purchaser. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder. See "RIGHT TO DESIGNATE DIRECTORS; PURCHASER DESIGNEES."

     You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters herein discussed. Capitalized terms used herein and not otherwise defined herein have the meanings set forth in the Schedule 14D-9.

     The Purchaser commenced the Offer on January 12, 1998. The Offer is scheduled to expire at 12:00 Midnight, New York City time, on February 10, 1998, unless the Offer is extended.

     The information contained in this Information Statement concerning the Purchaser and its affiliates and the Purchaser's designees for the Company's Board of Directors has been furnished to the Company by the Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

                RIGHT TO DESIGNATE DIRECTORS; PURCHASER DESIGNEES

     Pursuant to the Memorandum of Understanding, the Company's current officers and directors will resign effective upon consummation of the Offer. It is anticipated that before such resignation, the Board of Directors will elect or appoint new officers and directors from nominees designated by the Purchaser (the "Purchaser Designees"). The Purchaser Designees may assume office at any time following the purchase by the Purchaser of Shares pursuant to the terms, and subject to the conditions of the Offer, which purchase cannot be earlier than February 10, 1998.

     None of the Purchaser Designees (a) is currently a director of, or holds any position with, the Company, (b) has a family relationship with any of the directors or executive officers of the Company or (c) to the best knowledge of the Company and except as contemplated by the Tender Agreement, beneficially owns any securities (or rights to acquire any securities) of the Company. The Company has been advised by the Purchaser that, to the best of the Purchaser's knowledge, none of the Purchaser Designees has been involved in any transactions with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission, except as may be disclosed herein or in the Schedule 14D-9.

     The Purchaser has informed the Company that it will choose the Purchaser Designees from the persons listed below. The Purchaser has informed the Company that each of the Purchaser Designees has consented to act as a director, if so designated. The names of the Purchaser Designees, their ages as of December 31, 1997, and certain other information about them are set forth below.

     LEO S. ULLMAN, age 58, has been involved in real estate management including President of API Asset Management Services Corp. and API Asset Management, Inc. from 1992 through 1995; President of SKR Management Corp. from 1994 through the current date; Chairman of Brentway Management LLC from 1994 through the current date; President of Cedar Bay Realty Advisors, Inc. since its formation in January 1998. Mr. Ullman has also been the President and sole director of Selbridge Corp. and Buttzville Corp. (the two partners of the Purchaser) from 1994 through the current date. Mr. Ullman's present business address is c/o SKR Management Corp., 44 South Bayles Avenue, Port Washington, New York 10050.

     J.A.M.H. der KINDEREN, age 57, from 1984 through 1994, was Director of Investments of Rabobank Pension Fund, and has been or is Chairman of the Board of the following entities: Rodin Properties-Shore Mall, N.V. (1990-1995), Mass Mutual Pierson (M.M.P.) (1988-1997), Noro Amerika Vast Goed B.V. (1985-present), Noro America Real Estate B.V. (1995-present) and, from 1996 to the present, a director of Warner Building Corporation. Mr. der Kinderen's present business address is Boschdijk 696, 5624 CB Eindhoven, The Netherlands.

     EVERETT B. MILLER, III, age 50, is currently the Senior Vice President and Chief Executive Officer of Endowment Realty Investors, Inc., a regulated investment advisor. Prior to that, starting in March 1997, Mr. Miller was the Senior Vice President and Chief Executive Officer of Finite REITs, Endowment Realty Investors and Endowment Realty Investors II. From January 1995 through March 1997, Mr. Miller was the Principal Investment Officer for Real Esate and Alternative Investment at the Office of the Treasurer of the State of Connecticut. Prior to that, Mr. Miller was employed for twenty years at Travellers Realty Investment Co., at which his last position was Senior Vice President. Mr. Miller's present business address is 450 Post Road East, Westport, Connecticut 06881.

Current Directors of the Company

     The Board of Directors is currently composed of Patrick E. Falconio, Edwin
L. Ingraham, Alex A. Meyer and James L. Roberts. All such directors will resign effective upon consummation of the Offer.

Information About Other Executive Officers

     Certain information about the executive officers of the Company appears below. Each executive officer will resign effective upon consummation of the Offer. (See "Certain Agreements and Business Relationships" for a description of the Company's relationship with AEGON USA Realty Advisors, Inc. and other subsidiaries of AEGON USA, Inc.)

     DAVID L. BLANKENSHIP, age 46, has served as President of the Company since its inception. He has been employed by AEGON USA, Inc. since 1977 in various administrative and management positions related to real estate investment activities and is Chairman of the Board and President of AEGON USA Realty Advisors, Inc.

     MAUREEN DEWALD, age 47, has served as Vice President and Secretary of the Company since its inception. She has been employed by AEGON USA, Inc. since 1983 as an attorney for real estate investment activities and is Senior Vice President, Secretary and General Counsel of AEGON USA Realty Advisors, Inc.

     ALAN F. FLETCHER, age 48, has served as Vice President and Treasurer of the Company since its inception and as Assistant Secretary since 1987. He has been employed by AEGON USA, Inc. since 1981 in various financial and administrative positions related to investment activities and is Senior Vice President and Chief Financial officer of AEGON USA Realty Advisors, Inc.

     ROGER L. SCHULZ, age 36, has served as Controller and Assistant Secretary of the Company since January, 1996. He has been employed by AEGON USA, Inc. since 1985 in real estate accounting and financial reporting activities and is Manager - Financial Reporting for AEGON USA Realty Advisors, Inc.

                               SECURITY OWNERSHIP

     The following table sets forth information with respect to each person and group (as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934) known by the Company to be the beneficial owner of more than five percent (5%) of the outstanding Shares of the Company as of December 5, 1997. Each such owner has sole voting and investment powers with respect to the Shares owned by it.

    NAME AND ADDRESS             AMOUNT OF SHARES           PERCENT
   OF BENEFICIAL OWNER          BENEFICIALLY OWNED         OF CLASS
-------------------------       --------------------       ---------
AEGON USA, Inc.                      584,567                26.0%
4333 Edgewood Road N.E.
Cedar Rapids, Iowa 52499

     AEGON USA, Inc. is an indirect, wholly-owned subsidiary of AEGON N.V., a holding company organized under the laws of The Netherlands which is controlled by Vereniging AEGON, an association organized under the laws of The Netherlands. AEGON USA, Inc. has sole voting and investment powers with respect to the above Shares.

                 OWNERSHIP OF SHARES BY DIRECTORS AND OFFICERS

              NAME OF                    AMOUNT AND NATURE         PERCENT
         BENEFICIAL OWNER             OF BENEFICIAL OWNERSHIP     OF CLASS
-----------------------------------   -------------------------   ---------
Patrick E. Falconio(l)                         584,567            26.0%
Edwin L. Ingraham(2)                               300               *
Alex A. Meyer(3)                                   300               *
James L. Roberts                                     0               *
David L. Blankenship(4)                            981               *
Maureen DeWald(5)                                2,892               *
Alan F. Fletcher(6)                                500               *
Roger L. Schulz(7)                                 400               *
Directors and officers as a group              589,940            26.3%

------------
(1) Mr. Falconio may be deemed to be the beneficial owner of 584,567 Shares owned beneficially by AEGON USA, Inc. by reason of his position as Chief Investment Officer of AEGON USA, Inc. (see "Security Ownership"). Mr. Falconio disclaims beneficial ownership of such Shares.
(2) Mr. Ingraham is the direct owner of 300 Shares held jointly with his wife and shares voting and investment powers with respect to such Shares.
(3) Mr. Meyer is the direct owner of 300 Shares for which he has sole voting and investment powers.
(4) Mr. Blankenship may be deemed to be the beneficial owner of 981 Shares held in an individual retirement account owned by his wife for which she has sole voting and investment powers through the custodian.
(5) Ms. DeWald is the direct owner of 2,892 Shares for which she has sole voting and investment powers.
(6) Mr. Fletcher is the direct owner of 200 Shares for which he has sole voting and investment powers and is the beneficial owner of 300 Shares held in an individual retirement account for which he has sole voting and investment powers through the custodian.
(7) Mr. Schulz is the direct owner of 400 Shares for which he has sole voting and investment powers.

*Such holdings represent less than one percent of the outstanding Shares.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's officers, directors and persons who beneficially own more than ten percent of a registered class of the Company's equity secur-ities to file reports of securities ownership and changes in such ownership with the Securities and Exchange Commission (the "SEC"). Officers, directors and greater than ten-percent beneficial owners also are required by rules promulgated by the SEC to furnish the Company with copies of all Section 16(a) forms they file.

     Based solely upon a review of the copies of such forms furnished to the Company, or written representations that no Form 5 filings were required, the Company believes that each of its officers, directors and greater than ten-percent beneficial owners complied with all Section 16(a) filing requirements applicable to them during 1997.

               THE BOARD OF DIRECTORS AND COMMITTEES OF THE BOARD

     The powers of the Company are exercised by, or under authority of, and its business and affairs are managed under the direction of, the Board of Directors. A majority of the Board of Directors and any committee thereof must be Independent Directors who are not affiliated, directly or indirectly, with an advisor to the Company and do not perform services for the Company except as a Director. The Independent Directors are required by the Articles of Incorporation to review investment policies, supervise the performance of AEGON USA Realty Advisors, Inc., as advisor, determine that compensation to AEGON USA Realty Advisors, Inc. is reasonable, and determine that total fees and expenses of the Company are reasonable, among other responsibilities. Pursuant to the Memorandum of Understanding, the Administrative and Advisory Agreement between the Company and AEGON USA Realty Advisors, Inc., will be terminated effective upon consummation of the Offer.

     In carrying out its responsibilities, the Board of Directors established an Audit Committee, the current members of which are Messrs. Ingraham, Meyer, and Roberts. The principal functions of the Audit Committee include recommending to the Board of Directors the selection of the independent auditors; consulting with the independent auditors with respect to matters of interest to the Committee; approving the type, scope and costs of services to be performed by the independent auditors; and reviewing the work of those persons responsible for the Company's day-to-day compliance with accounting principles, financial disclosure, income tax laws, internal controls and recordkeeping requirements. The Board of Directors does not have standing nominating or compensation committees. Special committees of the Board may be appointed from time to time to consider and address specific matters of interest to the Board of Directors. During 1997, the Board of Directors held seven meetings and the Audit Committee held one meeting. Each director attended at least 75% of the combined number of meetings of the Board of Directors and of the committees on which he served.

                COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

     The officers and directors of the Company who are also affiliated with AEGON USA Realty Advisors, Inc. (see "Information About Other Executive Officers") receive no remuneration for their services to the Company other than reimbursement of travel and other expenses incurred in connection with their duties. During 1997, with the exception of Mr. Falconio, each director received an annual fee of $5,000 plus $750 for each Board of Directors meeting attended. There is an additional fee of $500 for any special activity (property inspection, committee meeting, etc.) unless such activity coincides with a meeting of the Board of Directors. Mr. Falconio has waived all fees for his services as a director so long as he continues to be affiliated with AEGON USA, Inc. Total fees paid to all directors as a group were $24,750 for 1997. (See "Certain Agreements and Business Relationships" for information regarding compensation to AEGON USA Realty Advisors, Inc.)

                  CERTAIN AGREEMENTS AND BUSINESS RELATIONSHIPS

     The Company has no employees and has contracted with various subsidiaries of AEGON USA, Inc., an indirect, majority-owned subsidiary of AEGON N.V., to provide the Company with administrative, advisory, acquisition, divestiture, property management, leasing and shareholder services. A description of the relationships between AEGON USA, Inc. and its various subsidiaries and of such subsidiaries' agreements with the Company follows. The description of the agreements is qualified in its entirety by reference to the terms and provisions of such agreements. (see "Security Ownership" for a description of the relationship between AEGON USA, Inc. and AEGON N.V.)

Administrative and Advisory Services

     AEGON USA Realty Advisors, Inc. ("AEGON Advisors"), a wholly-owned subsidiary of AEGON USA, Inc., provides administrative, advisory, acquisition and divestiture services to the Company pursuant to an Administrative and Advisory Agreement (the "Advisory Agreement"). The term of the Advisory Agreement is for one (1) year and is automatically renewed annually for an additional year subject to the right of either party to cancel the Advisory Agreement upon 60 days written notice. The Advisory Agreement will be terminated effective upon consummation of the Offer.

     Under the Advisory Agreement, AEGON Advisors is obligated to: (a) provide office space and equipment, personnel and general office services necessary to conduct the day-to-day operations of the Company; (b) select and conduct relations with accountants, attorneys, brokers, banks and other lenders, and such other parties as may be considered necessary in connection with the Company's business and investment activities, including, but not limited to, obtaining services required in the acquisition, management and disposition of investments, collection and disbursement of funds, payment of debts and fulfillment of obligations of the Company, and prosecuting, handling and settling any claims of the Company; (c) provide property acquisition and disposition services, research, economic and statistical data, and investment and financial advice to the Company; and (d) maintain appropriate legal, financial, tax, accounting and general business records of activities of the Company and render appropriate periodic reports to the directors and shareholders of the Company and to regulatory agencies, including the Internal Revenue Service, Securities and Exchange Commission, and similar state agencies.

     AEGON Advisors receives fees for its administrative and advisory services as follows: (a) a monthly base fee of 1/12 of 3/4 of 1% of the estimated current value of real estate plus 1/12 of 1/4 of 1% of the estimated current value of all assets of the Company other than real estate, and a subordinated incentive fee equal to 15% of the gain on property sold (as defined). No subordinated incentive fee is payable until cumulative cash distributions have been paid to shareholders representing the total proceeds raised by the Company in its initial public offering (less certain amounts) plus an annual 10% cumulative return on such amount. The incentive fee is further limited to 15% of the remaining gain from the sale of the Company's assets after payment to shareholders of the original issue price plus an annual 6% cumulative return on the original issue price. Notwithstanding the foregoing, the combined base and incentive fees for any year cannot exceed the amount permitted by the limitation on operating expenses as provided in the Company's Articles of Incorporation, which limitation is the greater of 2% of the Company's average invested assets or 25% of its net income for such year. In addition, AEGON Advisors receives acquisition fees equal to 5% of the gross purchase price of property acquired and disposition fees equal to 3% of the gross sales price of property sold, subject to certain limitations. The Company paid AEGON Advisors approximately $101,000 in administrative fees for 1997. No incentive, acquisition or disposition fees were paid in 1997.

Management Services

     AEGON USA Realty Management, Inc. ("AEGON Management"), a wholly-owned subsidiary of AEGON Advisors, provides property management and leasing services to the Company pursuant to a Management Agreement. The term of the Management Agreement is for one (1) year and is automatically renewed annually for an additional year subject to the right of either party to cancel the Management Agreement upon 60 days written notice. The Management Agreement will be terminated effective upon consummation of the Offer.

     Under the Management Agreement, AEGON Management is obligated to provide property management services, which include leasing and collection of rent, maintenance of books and records, establishment of bank accounts and payment of expenses, maintenance and operation of property, reporting and accounting to the Company regarding property operations, and maintenance of insurance. All of the duties of AEGON Management are to be fulfilled at the Company's expense; provided, however, the Company is not required to reimburse AEGON Management for personnel expenses other than for on-site personnel at the properties managed. AEGON Management receives fees for its property management services as follows: a monthly management fee equal to 5% of the gross income from properties managed and leasing fees of up to 6% of the rent to be paid during the term of the lease procured. The Company paid AEGON Management approximately $118,000 in management fees and approximately $45,000 in leasing fees for 1997.

Shareholder Services

     AEGON Advisors provides shareholder services to the Company pursuant to a Shareholder Services Agreement (the "Agreement"). Under the Agreement, AEGON Advisors is obligated to provide dividend disbursement, stock certificate preparation, recordkeeping and other shareholder services for which AEGON Advisors receives the following fees: a quarterly fee of $.375 per shareholder account based on the total number of active and inactive accounts, a quarterly fee of $.50 per shareholder account based on the number of active accounts,

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a fee of $1.00 per shareholder account for each dividend processed and such other compensation as from time to time agreed upon by the Company and AEGON Advisors. The Company paid AEGON Advisors approximately $9,000 in shareholder service fees for 1997. AEGON Advisors has subcontracted for stock transfer and dividend disbursement services with Boston EquiServe, L.P., a subsidiary of State Street Bank and Trust Company.

     AEGON Advisors also administers the Company's common stock repurchase program and earns $.0625 per share for each share repurchased. No shares were repurchased in 1997.

Other

     On September 20, 1993, the Company purchased from Life Investors Insurance Company of America, a wholly-owned subsidiary of AEGON USA, Inc., a $600,000 participation in a promissory note secured by a mortgage on real estate. The note matures in 2000 and the participation yields 8.25% to the Company. The Company received $9,554 in principal and $46,933 in interest from the mortgage participation in 1997.

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                                  EXHIBIT INDEX

EXHIBIT NO.

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
Exhibit 1    Memorandum of Understanding, dated as of December 5, 1997, by and between Cedar
             Income Fund, Ltd. and SKR Management Corp. (incorporated by reference to Exhibit No.
             2.1 of the Company's Current Report on Form 8-K filed on December 8, 1997, File No.
             0-14510).

Exhibit 2    The Company's Information Statement pursuant to Section 14(f) of the Securities Exchange
             Act of 1934, as amended and Rule 14f-1 thereunder (Schedule I to the Company's Schedule
             14D-9).

Exhibit 3    Confidentiality Agreement dated July 8, 1997, by and between Cedar Income Fund, Ltd. and
             SKR Management Corp.

Exhibit 4    Press Release issued by Cedar Income Fund, Ltd. on December 5, 1997 (incorporated by reference to Exhibit No. 99 of the Company's Current Report on Form 8-K filed on Decem-
             ber 8, 1997, File No. 0-14510).

Exhibit 5    Form of Letter to Stockholders dated January 12, 1998.

Exhibit 6    Opinion of Raymond James & Associates, Inc. dated December 5, 1997.

Exhibit 7    Tender Agreement, dated as of December 5, 1997, by and among SKR Management Corp.
             and certain stockholders listed therein of Cedar Income Fund, Ltd. (incorporated by refer-
             ence to Exhibit No. 2.3 of the Company's Current Report on Form 8-K filed on December
             8, 1997, File No. 0-14510).

Exhibit 8    Escrow Agreement dated as of December 5, 1997, by and among Cedar Income Fund, Ltd.,
             SKR Management Corp. and American Title Company (incorporated by reference to Exhibit
             No. 2.2 of the Company's Current Report on Form 8-K filed on December 8, 1997, File No.
             0-14510).
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